
12026735




RECEIVED
APR - 2 2012
310

City National Corporation

2011 SUMMARY ANNUAL REPORT

Highlights

Dollars in thousands, except per share amounts	2011	2010	Percentage Change
FOR THE YEAR			
Total revenue	$ 1,114,857	$ 1,091,700	2%
Net income attributable to City National Corporation	172,421	131,177	31
Net income available to common shareholders	172,421	125,475	37
Net income per common share, basic	3.24	2.38	36
Net income per common share, diluted	3.21	2.36	36
Dividends per common share	0.80	0.40	100
AT YEAR END			
Assets	$ 23,666,291	$ 21,353,118	11%
Securities	8,101,556	5,976,072	36
Loans and leases, excluding covered loans[1]	12,309,385	11,386,628	8
Covered loans[1]	1,481,854	1,857,522	(20)
Deposits	20,387,582	18,176,862	12
Common shareholders' equity	2,144,849	1,959,579	9
Total equity	2,144,849	1,984,718	8
Book value per common share	40.86	37.51	9
AVERAGE BALANCES			
Assets	$ 22,527,750	$ 21,156,661	6%
Securities	6,634,547	4,677,306	42
Loans and leases, excluding covered loans[1]	11,698,388	11,576,380	1
Covered loans[1]	1,699,182	1,940,316	(12)
Deposits	19,305,703	17,868,392	8
Common shareholders' equity	2,058,269	1,902,846	8
Total equity	2,076,721	1,961,109	6
SELECTED RATIOS			
Return on average assets	0.77%	0.62%	24%
Return on average common shareholders' equity	8.38	6.59	27
Tier 1 leverage ratio	6.77	6.74	0
Tier 1 risk-based capital ratio	10.26	10.52	(2)
Total risk-based capital ratio	12.83	13.28	(3)
Period-end common shareholders' equity to period-end assets	9.06	9.18	(1)
Period-end equity to period-end assets	9.06	9.29	(2)
Dividend payout ratio, per common share	24.64	16.75	47
Net interest margin	3.79	3.86	(2)
Expense-to-revenue ratio	65.53	62.45	5
AT YEAR END			
Assets under management[2]	$ 31,326,318	$ 36,753,673	(15)%
Assets under management or administration[2]	54,492,355	58,470,832	(7)

[1] Covered loans represent acquired loans that are covered under loss-sharing agreements with the FDIC.

[2] Excludes $16.0 billion and $21.3 billion of assets under management for asset managers in which City National held a noncontrolling ownership interest as of December 31, 2011 and December 31, 2010, respectively.

To Our Shareholders

2011 was another profitable and productive year at City National, with an improving performance culminating in the company's 19th consecutive year of profitability.

2011 Highlights

Despite extremely low interest rates, tepid loan demand, continuing margin pressure and a sluggish economy, City National delivered a number of noteworthy achievements in 2011.

- Net income increased 37 percent from 2010 to $172.4 million.
- Revenue reached an all-time high of $1.1 billion.
- Assets grew 11 percent to a record $23.7 billion.
- Average core deposits increased 10 percent to a record $18.5 billion.
- Average loans, excluding FDIC-covered loans, grew to $11.7 billion. Average commercial loans were up 10 percent, in spite of low levels of line utilization.
- Credit quality continued to improve by nearly every measure, and the company recorded provisions totaling just $12.5 million, a dramatic 88 percent decline from 2010.
- City National's wealth management business now oversees nearly $54.5 billion in client assets.
- The company's capital levels remain strong. At year end, City National had more than $2.1 billion in total equity (over $40 per share) and a Tier 1 common ratio of 10.2 percent.
- In January 2012, the Board of Directors increased the quarterly dividend 25 percent, to $0.25 a share, or $1 per year, which is in line with the corporation's long-standing policy of paying 30 percent to 35 percent of trailing-year earnings to shareholders.



Russell Goldsmith (Right)
President and CEO, City National Corporation
Chairman and CEO, City National Bank

Bram Goldsmith
Chairman, City National Corporation

Stronger Now Than Ever

Looking back not only at 2011, but also the challenges presented by the economic crises of the past three years, remarkably, City National has emerged from this period as the 26th largest American bank – bigger and better, safer and stronger than ever – with improved capabilities, an enhanced reputation and an unwavering commitment to exceed client expectations and become the most recommended financial services provider in the communities it serves.

While some financial institutions continued to struggle with credit issues, layoffs, excessive cost cutting, foreclosure-related legal challenges and other difficulties and distractions that this company does not have, City National continued to selectively add talented colleagues, state-of-the-art products and technology, and new strategic office locations. Today, City National is better positioned than ever to meet the financial needs and objectives of its valued clients and to fulfill its value proposition as a premier private and business bank.

Since the financial crisis began in 2008, City National has added 17 banking offices and grown deposits by $7.7 billion, an increase of more than 60 percent. Average core deposits have grown to a remarkable 96 percent of total balances.

During the last three years, City National has grown its talented team 9 percent with the addition of 267 colleagues, attracted thousands of new clients and enhanced its capital. The company has purchased four banks in California and Nevada from the FDIC, strengthened its banking and wealth management businesses across the full spectrum of the company, and grown its physical and digital platforms substantially.

City National has grown its average earning assets more than 40 percent to $20.8 billion and taken nearly all of the construction risk out of its loan portfolio over the past three years. It also has strengthened its balance sheet, enhanced its reputation, increased its market share and continued to make the substantial investments needed to best serve its clients, colleagues, communities and shareholders.


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Revenue ($ in millions)

City National turned in another strong performance in 2011. Revenue exceeded $1.1 billion for the first time.

■ Net Interest Income ■ Noninterest Income

2011 was City National's 19th consecutive year of profitability.

Proven Business Model

A client-centered value proposition, an ever-expanding array of financial products, services and expertise, and the exceptional service and relationships provided by 3,300 colleagues distinguish City National every day from other financial institutions. This was corroborated in 2011, when Greenwich Associates again recognized City National with seven excellence awards for business banking, and *Barron's* magazine ranked City National among the nation's top wealth managers – for the 11th consecutive year.

As it has for almost 60 years, City National focuses on real relationships with entrepreneurs and their businesses, professionals and their firms, investors, and the families of all these clients, who are the heart of the economy in the communities City National serves. The bank's combination of sophisticated business and private banking plus wealth management is highly complementary and constructive for its clients and, at the same time, provides a diverse mix of fee and interest income. It also yields a diverse loan portfolio, a low-cost deposit base and strong asset quality.

Expanding in Strategic Locations

In 2011, City National added a net total of five branches, bringing its count to 79. The company added two locations in Los Angeles, opened second offices in New York City and San Jose, and expanded into Nashville and Atlanta, primarily to serve their vibrant entertainment industries. City National now serves clients in five states, focusing on economically dynamic and densely populated urban areas.


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Earnings Per Diluted Share ($)

City National posted earnings per diluted share of $3.21 in 2011, up 36 percent from the prior year. Despite the challenges of low interest rates and a slow-growing economy, the company's outlook for continuing growth is good.

Strong Balance Sheet

Improving credit quality contributed significantly to City National's substantial earnings growth in 2011. Net charge-offs fell 96 percent from a year earlier, nonperforming assets went down 42 percent and classified loans continued their steady decline. The company's allowance for loan and lease losses was a healthy 2.13 percent of total loans, excluding FDIC-covered loans.

City National remained well-capitalized, providing both a comfortable margin of safety for clients, investors and shareholders and the capacity for future corporate growth. At the same time, it enables the company to provide an increased and reasonable return on capital to its shareholders through its dividend.

Conservative Risk Profile

City National deliberately avoided the types of high-risk lending, including subprime mortgages, mortgage securitizations and proprietary trading activities that have created significant problems for some banks and their clients. Instead, the company has stayed true to its roots and maintained a highly disciplined approach to lending and credit quality.

City National's $12.3 billion loan portfolio, excluding FDIC-covered loans (which now total $1.5 billion), is well-diversified and balanced. Commercial loan balances represent about 43 percent of total loan balances, while one-third of the portfolio consists of very high-quality residential mortgage loans to our private banking clients. As a result, in 2011, the company recorded only five foreclosures in its single-family mortgage portfolio of $3.8 billion.

Loans on finished commercial properties, which have fared well during the crisis, account for another 17 percent of the total loan portfolio, while construction lending, where most of the credit issues in the past three years have been focused, now accounts for less than 3 percent of the total City National loan portfolio.

The Impact of Financial Reform

Like many mid-sized regional banks that maintained disciplined lending standards and avoided the problems and questionable practices of some of the biggest banks, City National is less affected by the


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Average Loans[1] ($ in billions)

Average loans, excluding loans covered by loss-sharing agreements with the FDIC, grew to $11.7 billion in 2011, as demand picked up in the second half of the year. City National expects loan growth to continue in 2012.

- Commercial
- Construction and Commercial Real Estate
- Residential Mortgage
- Equity Lines of Credit
- Other

[1] *Excludes FDIC-covered loans*

City National continued to invest in its future with the addition of new people, products, offices and technologies.

massive Dodd-Frank legislation than much larger institutions. Although the new rules have added to the cost and complexity of doing business at all banks, including City National, and many new rules and regulatory practices have yet to be determined, we believe their collective impact upon City National will be manageable.

Excellent Prospects for Long-Term Growth

In 2012, the company will continue to invest in its future by selectively opening several new offices in New York City and Northern California, expanding its considerable capabilities and introducing new products.

City National is also taking significant steps to improve its online services capabilities and digital delivery system. The addition of a dedicated digital channels manager last year and an expanding digital channels team this year reflects the fact that a growing number of City National clients and prospective clients are now choosing to bank more often through their computers, smart phones and personal tablets – or they will be in the future. We believe City National has real opportunities to excel in the digital space. The success of Datafaction, which we acquired just over one year ago, and the recent relaunch of the company's Website (cnb.com) demonstrate this.

In addition, the company continues to expand its array of product and service capabilities. Recent examples include Platinum Checking, which offers the convenience of using ATMs around the world *without* paying access fees, and the company's new Personal Remote Deposit Capture service, which makes it easier for clients to deposit checks from their homes. For business clients, there are improved



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Average Deposits ($ in billions)

Average deposit balances grew to $19.3 billion in 2011, reflecting the continuing confidence of City National's depositors. Average core deposits were up 10 percent from 2010, and they now equal 96 percent of the company's total deposit balances.

■ Core ■ Other

online business services, additional fraud protection offerings and expanded online international capabilities.

More new products and technology are on the way for our clients in 2012: mobile banking for individuals and businesses, enhanced personal online banking and a chip-based credit card that can be used worldwide.

For years, City National has developed specific expertise, specialized lending and deposits, and products and services, as well as certain colleagues, to focus upon particular industries – like entertainment, legal services and real estate. That approach has worked quite well and is successfully expanding to healthcare, franchise finance and more.

Building upon its experience and expertise with both corporate lending and asset-based lending, last year City National opportunistically purchased a $170 million portfolio of asset-based loans to larger corporations. The company also added several talented colleagues to manage and grow this portfolio.

Since California and Nevada alone are home to nearly 1 million small businesses, City National has recently realigned its branch banking sales force to take better advantage of its expanded physical footprint and the growing opportunities for small business financial services as the economy continues to improve. Already, SBA lending at City National has expanded meaningfully.

City National also has strengthened its international trade services, including its export letters of credit and foreign exchange. Global trade is expected to grow significantly over the next few years, and California is uniquely positioned to benefit. In fact, the ports of Los Angeles and Long Beach together are the largest port complex in the United States, and the Port of Oakland is the nation's fourth busiest container port.

The company is particularly well-positioned to take advantage of the growing market for wealth management services through its extensive offering of sophisticated solutions in investment management, brokerage, trust, financial planning and retirement services – which are all fully integrated with personal banking and credit solutions. While continuing to enhance our proprietary investment capabilities, City National has acquired independent investment firms and opened the investment platform to include money managers from around the globe. This means clients have access


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Assets Under Management or Administration ($ in billions)

Assets under management or administration totaled $54.5 billion, including more than $31 billion under direct management. For the 11th year in a row, *Barron's* magazine named City National to its list of America's top wealth managers.

■ Administration ■ Management

City National is especially grateful for the privilege of serving so many remarkable clients. We thank them for their business, their confidence and their referrals. City National remains committed to meeting all of their financial needs on *The way up*.®

We also want to express our appreciation to the communities we serve. City National's commitment to building better communities has always been integral to its success, its reputation and its purpose. Since 2001, the bank has donated nearly $36 million to nonprofit organizations that serve our communities. Through our *Reading is The way up*® literacy program, City National and its colleagues have also donated more than 115,000 new books to school libraries in four states and made literacy grants of almost $500,000 to teachers at elementary, middle and high schools. In addition, during the past two years the bank has donated more than 45,000 school supplies to at-risk schools in the communities we serve. At City National, our colleagues not only give money, but also give of themselves. In 2011, our colleagues logged more than 25,000 hours of volunteer service, and in the past five years colleagues have donated more than 78,000 hours of community service with the support of the bank. City National and its colleagues are helping both our clients and our communities on *The way up*.

Lastly, we want to thank you – our shareholders – for the enormous confidence and trust you have placed in City National. Along with our entire organization, we are determined to continue to build value for the shareholders of City National.

Conclusion

The selective and strategic investments that City National has made, and continues to make, in its people, products, technology, services, new offices and marketing have enhanced the company's capabilities and its performance, and positioned it well for future growth opportunities.

Even in the current economic environment, City National has more opportunities than challenges. The bank will continue to expand, lend funds, add clients, hire selectively and invest in its future, even as the company delivers greater productivity, in order to provide maximum value to its clients, its colleagues, its shareholders and the communities it serves.

Thank you for your support of City National.



Russell Goldsmith
President and CEO, City National Corporation
Chairman and CEO, City National Bank



Bram Goldsmith
Chairman, City National Corporation

February 28, 2012

Condensed Consolidated Statements of Income

For the year ended December 31,

Dollars in thousands, except per share data[1]	2011	2010	2009
Interest income	$ 843,090	$ 830,196	$ 709,077
Interest expense	70,100	99,871	85,024
Net interest income	772,990	730,325	624,053
Provision for credit losses on loans and leases, excluding covered loans	12,500	103,000	285,000
Provision for losses on covered loans	43,646	76,218	–
Net interest income after provision	716,844	551,107	339,053
Noninterest income	341,867	361,375	292,197
Noninterest expense	805,095	751,330	581,087
Income before income taxes	253,616	161,152	50,163
Income taxes	77,561	26,055	(1,886)
Net income	$ 176,055	$ 135,097	$ 52,049
Less: Net income attributable to noncontrolling interest	3,634	3,920	710
Net income attributable to City National Corporation	$ 172,421	$ 131,177	$ 51,339
Less: Dividends and accretion on preferred stock	–	5,702	25,903
Net income available to common shareholders	$ 172,421	$ 125,475	$ 25,436
Net income per common share, basic	$ 3.24	$ 2.38	$ 0.50
Net income per common share, diluted	$ 3.21	$ 2.36	$ 0.50
Shares used to compute net income per common share, basic	52,439	51,992	50,272
Shares used to compute net income per common share, diluted	52,849	52,455	50,421
Dividends per common share	$ 0.80	$ 0.40	$ 0.55

[1] *Certain prior period balances have been reclassified to conform to the current period presentation.*

Condensed Consolidated Balance Sheets

For the year ended December 31,

Dollars in thousands	2011	2010
Assets		
Cash and cash equivalents	$ 244,814	$ 434,689
Securities	8,101,556	5,976,072
Loans, net[1]	13,464,117	12,919,754
Other assets	1,855,804	2,022,603
Total assets	$ 23,666,291	$ 21,353,118
Liabilities and Equity		
Deposits	$ 20,387,582	$ 18,176,862
Borrowings	747,778	858,415
Other liabilities and redeemable noncontrolling interest	386,082	333,123
Total liabilities and redeemable noncontrolling interest	21,521,442	19,368,400
Shareholders' equity	2,144,849	1,959,579
Noncontrolling interest	–	25,139
Total equity	2,144,849	1,984,718
Total liabilities and equity	$ 23,666,291	$ 21,353,118

[1] *Includes $1.4 billion and $1.8 billion of loans covered by loss-sharing agreements with the FDIC at December 31, 2011 and December 31, 2010, respectively.*

The company's $54 billion wealth management business provides clients with objective advice and a full array of global investment capabilities.

to a full array of global investment capabilities and investment talent, including City National Asset Management, City National Securities, Convergent Wealth Advisors, Lee Munder Capital and more.

Through these firms, City National Wealth Management continues to grow in size, breadth of services and depth of capability. At year end, City National managed or administered investment assets of more than $54 billion, more than any other bank our size, and that does not include our meaningful minority ownership interest in Matthews International, an outstanding $15.3 billion leader for Asian equities.

The company's investment advisory approach provides clients with objective advice and flexibility, and City National continues to enhance its capabilities to help clients protect and grow their investments. For example, in addition to introducing its multi-manager open architecture, City National Asset Management also recently launched its proprietary High Dividend Equity Strategy. Both strategic initiatives are performing well.

The ability to provide its banking clients with investment services is one of City National's distinguishing characteristics and is centered in the bank's Private Client Services and Entertainment divisions. However, in 2008, the company expanded those capabilities into its branch network by introducing its Preferred Banking program for clients with investable assets of at least $250,000. This program combines tailored investment strategies and products with the personal service of dedicated bankers and financial advisors. In just over four years, it has brought to the bank more than $1 billion in new loans, deposits and investments. One-third of this growth has come from new relationships.


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Total Corporate Assets ($ in billions)

City National ranks as the nation's 26th largest bank, with $23.7 billion in total assets. The company today is bigger and better, safer and stronger than ever.

City National's commitment to building better communities has always been integral to its success, its reputation and its purpose.

In 2012, City National will again balance the need to grow with disciplined expense management and productivity improvements.

Looking Ahead in 2012

The economy picked up in the second half of 2011, and in 2012 we expect to see continued modest GDP growth in the range of 2 percent to 2.5 percent.

Of course, that assumes no major negative economic events elsewhere in the world. There are, however, headwinds and wild cards that could change and diminish the economic outlook. The high levels of unemployment, the continuing weaknesses in housing and the impact of globalization all dampen economic growth in the U.S. The continuing uncertainty over U.S. fiscal policy, high federal deficits and tax policy has a negative effect on the economy. The prospect of a prolonged recession in Europe also presents uncertainty and jeopardizes global growth. Iran also presents many uncertainties, particularly with regard to energy prices and its supply of oil to the global marketplace.

Despite extremely low interest rates that appear certain to continue through 2012, and the other economic factors just outlined, City National anticipates continuing net income growth in 2012. Loans, deposits and capital ratios are expected to increase, and credit quality will likely continue to improve, though rising loan balances typically require appropriately higher loan-loss provisions.

The company is naturally asset-sensitive, with a large portfolio of variable rate loans that are funded by low-cost, core deposits. So City National stands to benefit significantly when interest rates ultimately increase to more normal levels in future years.

In Appreciation

The success City National has achieved is the work of a remarkable team. We extend our sincere gratitude to City National's outstanding Board of Directors for their guidance and support during these challenging times.

We also thank City National's Executive Committee and all 3,300 of our colleagues. Their hard work, effectiveness and dedication are critical to the company's achievements and reputation. This diverse team of men and women consistently delivers superb results for our clients, communities and shareholders.

Condensed Consolidated Statements of Changes in Equity and Comprehensive Income

Dollars in thousands		For the year ended December 31, 2011		2010
Beginning balance	$	**1,984,718**	$	2,012,764
Net income [1]		**174,099**		133,318
Other comprehensive income, net of tax		**35,519**		39,902
Dividends and distributions to noncontrolling interest		**(1,678)**		(2,141)
Issuance of shares under share-based compensation plans		**3,046**		22,334
Redemption of preferred stock		–		(200,000)
Repurchase of common stock warrant		–		(18,500)
Dividends on preferred and common stock		**(42,489)**		(22,827)
Other, net		**(8,366)**		19,868
Ending balance	$	**2,144,849**	$	1,984,718

[1] Net income excludes net income attributable to redeemable noncontrolling interest of $2.0 million and $1.8 million for the year ended December 31, 2011 and December 31, 2010, respectively.

Condensed Consolidated Statements of Cash Flows

Dollars in thousands[1]		For the year ended December 31, 2011		2010		2009
Cash Flows from Operating Activities						
Net income	$	**176,055**	$	135,097	$	52,049
Adjustments to net income		**431,966**		444,912		223,822
Net cash provided by operating activities		**608,021**		580,009		275,871
Cash Flows from Investing Activities						
Purchases and sales or maturities of securities, net		**(2,275,435)**		(1,356,872)		(1,790,017)
Loan originations, net of principal collections		**(547,887)**		831,857		35,504
Net cash acquired in acquisitions		**28,066**		88,795		453,719
Other, net		**79,938**		52,290		(18,259)
Net cash used in investing activities		**(2,715,318)**		(383,930)		(1,319,053)
Cash Flows from Financing Activities						
Net increase in deposits		**2,083,925**		255,915		2,614,128
Net decrease in borrowings		**(102,292)**		(609,991)		(1,051,100)
Redemption of preferred stock		–		(200,000)		(200,000)
Issuance of common stock		–		–		119,929
Repurchase of common stock warrant		–		(18,500)		–
Cash dividends paid		**(42,489)**		(24,012)		(48,338)
Other, net		**(21,722)**		22,272		(2,776)
Net cash provided by (used in) financing activities		**1,917,422**		(574,316)		1,431,843
Net (decrease) increase in cash and cash equivalents		**(189,875)**		(378,237)		388,661
Cash and cash equivalents at beginning of year		**434,689**		812,926		424,265
Cash and cash equivalents at end of year	$	**244,814**	$	434,689	$	812,926

[1] Certain prior period balances have been reclassified to conform to the current period presentation.

Data on Common Stock

The principal market for the corporation's common stock, where it is listed and trades under the symbol "CYN," is the New York Stock Exchange. Information concerning the range of high and low sales prices for the corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years, is set forth below.

Quarter Ended	High	Low	Dividends Declared
2011			
March 31	$ 62.90	$ 55.65	$ 0.20
June 30	58.75	52.02	0.20
September 30	55.54	37.76	0.20
December 31	45.10	36.01	0.20
2010			
March 31	$ 54.86	$ 45.81	$ 0.10
June 30	64.13	51.23	0.10
September 30	58.00	47.91	0.10
December 31	62.91	51.57	0.10

Stockholder Return Graph

City National Corporation Total Return Performance


City National Corporation
SNL Bank > $10B
S&P 500
INDEX VALUE
120
100
80
60
40
20
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

Index	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
	Period Ending					
City National Corporation	100.00	85.85	72.83	69.21	93.83	68.60
SNL Bank > $10B	100.00	77.83	42.86	42.80	47.99	36.53
S&P 500	100.00	105.49	66.46	84.05	96.71	98.76

Source: SNL Financial LC, Charlottesville, VA ©2012; Standard & Poor's Website. Used with permission from standardandpoors.com

The stockholder return graph compares the total cumulative stockholder return on the corporation's common stock to the total cumulative returns of the SNL Bank > $10B Index and the Standard & Poor's 500 Index. Each line on the stockholder return graph assumes that $100 was invested in the corporation's common stock and the respective indices on December 31, 2006, and assumes quarterly reinvestment of all dividends. The total cumulative returns shown on the stockholder return graph reflect historical results only and are not necessarily indicative of future results.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of City National Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of City National Corporation and subsidiaries as of December 31, 2011, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated February 28, 2012, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Los Angeles, California
February 28, 2012

Form 10-K

Shareholders also receive the corporation's Annual Report on Form 10-K for the year ended December 31, 2011, which is filed with the Securities and Exchange Commission and includes our financial statements. If you request, we will send a copy to you without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission, but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you upon payment of our expenses for doing so. Please write to: Investor Relations, City National Bank, 555 S. Flower Street, 9th Floor, Los Angeles, CA 90071. You also may send your request by facsimile to (213) 673-7646 or by e-mail to **investor_relations@cnb.com**.

City National has provided in its Form 10-K for the year ended December 31, 2011 (a) a report of management on the company's internal control over financial reporting containing management's assessment that as of December 31, 2011, City National's internal control over financial reporting is effective based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and (b) KPMG's Report of Independent Registered Public Accounting Firm expressing an unqualified opinion on the effectiveness of internal control over financial reporting.

Board of Directors

Bram Goldsmith
Chairman of the Board
City National Corporation

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Richard L. Bloch
Partner
CLB Partners

Kenneth L. Coleman
Chairman
MIPS Technologies

Ashok Israni
President and Chairman
Pacifica Companies

Ronald L. Olson
Partner
Munger, Tolles & Olson LLP

Bruce Rosenblum
President
Warner Bros. Television Group

Peter M. Thomas
Managing Partner
Thomas & Mack Co. LLC

Robert H. Tuttle
Co-Managing Partner
Tuttle-Click Automotive Group

Kenneth Ziffren
Partner
Ziffren Brittenham LLP

Executive Committee

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Bram Goldsmith
Chairman of the Board
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Christopher J. Carey
Executive Vice President and
Chief Financial Officer

City National Bank and
City National Corporation

Rodney F. Banks
Executive Vice President
Commercial Banking

John Beale
Executive Vice President and
Chief Information Officer

Robert Brant
Executive Vice President and
Regional Executive
Northern California

Michael B. Cahill
Executive Vice President,
General Counsel and Secretary

City National Bank and
City National Corporation

James R. Daley
Executive Vice President
Treasury Services

Kevin P. Dunigan
Executive Vice President
Core Banking

Regional Executive
Orange County

Brian Fitzmaurice
Executive Vice President and
Chief Credit Officer

Mark J. Forbes
Executive Vice President
Real Estate

Richard Gershen
Executive Vice President
Wealth Management

Martha Henderson
Executive Vice President
Entertainment

Regional Executive
New York

Robert M. Iritani
Executive Vice President
Specialty Banking

Marianne Lamutt
Executive Vice President
Human Resources

Gwen Miller
Executive Vice President
Private Client Services –
Los Angeles

Regional Executive
Los Angeles

Thomas R. Miller
Executive Vice President
Marketing and Product
Strategies

Michael Pagano
Executive Vice President
Private Client Services

John Pedersen
Executive Vice President
and Senior Risk
Management Officer

City National Bank and
City National Corporation

T. Richard Shier
Executive Vice President
Banking and
Investment Services

Industry Specialties and Services

ENTERTAINMENT

Martha Henderson, EVP
Manager
(310) 888-6200

Beverly Hills
Pat Wheeler, SVP
Team Manager
(310) 888-6200

Mary Yoel, SVP
Team Manager
(310) 888-6200

Dan Zbojniewicz, SVP
Team Manager
(310) 888-6200

New York
Richard V. McCune, SVP
Team Manager
(917) 322-5200

Nashville
Holly Bell, SVP
Team Manager
(615) 782-5620

Atlanta
David Innes, SVP
(404) 364-6541

REAL ESTATE

Mark J. Forbes, EVP
Manager
(213) 673-8222

John Finnigan, SVP
Los Angeles
(213) 673-8888

Michael Kazemzadeh, SVP
Orange County
(949) 724-4180

Paige Serden, SVP
Los Angeles
(213) 673-8220

SPECIALTY BANKING

Robert Iritani, EVP
Manager
(213) 673-9010

Capital Finance
Martin S. Chin, SVP
(213) 673-8662

Corporate Banking
Aaron Cohen, SVP
(213) 673-9015

Franchise Finance and Municipal Finance
David Sandoval, SVP
(213) 673-9026

International – Foreign Exchange
David Atkinson, SVP
(213) 673-8681

International – Interest Rate Derivatives
Bernard Tsui, SVP
(213) 673-8677

International Banking and Trade Finance
Steve Bash, SVP
(213) 673-8807

TREASURY SERVICES

James R. Daley, EVP
Manager
(213) 673-9494

Specialty Deposits
Julie Hayre, SVP
(213) 673-9391

Treasury Management
Ted Miller, SVP
(213) 673-9421

Treasury Management – Entertainment
Barbara Allen-Watkins, SVP
(310) 888-6011

SPECIALIZED SERVICES

Asset Based Lending
Belinda Gisbert, SVP
(213) 673-8904

Community Reinvestment
Sal Mendoza, SVP
(213) 673-9613

Small Business Administration (SBA)
David Park, VP
(213) 673-8185

Technology Banking
Kent Grubaugh, SVP
(415) 576-2785

WEALTH MANAGEMENT

Richard Gershen, EVP
Manager
(310) 888-6454

City National Asset Management
Bruce Simon, SVP
Chief Investment Officer
(310) 888-6304

City National Securities, Inc.
Member FINRA/SIPC
Michael Nunnelee, SVP
(800) 280-1464

Clifford Swan Investment Counsel, LLC
Linda Davis Taylor
Chairman and
Chief Executive Officer
(626) 792-2228

Convergent Wealth Advisors, LLC
Steve Lockshin
Chairman and
Chief Executive Officer
(301) 770-6300

Institutional Retirement Plan Services
Randy Reed, SVP
(619) 645-6122

Lee Munder Capital Group, LLC
Kenneth L. Swan
Chief Executive Officer
(617) 380-5600

Regional and Commercial Banking Centers

California

CENTURY CITY REGIONAL CENTER
2029 Century Park East
Los Angeles, 90067
(310) 282-7808◆

CITY NATIONAL CENTER BEVERLY HILLS
400 N. Roxbury Dr.
Beverly Hills, 90210
(310) 888-6150◆

CITY NATIONAL PLAZA* LOS ANGELES
555 S. Flower St.
Los Angeles, 90071
(213) 673-8761◆
(213) 673-8740†

EAST BAY REGIONAL CENTER
2001 N. Main St.,
Suite 200
Walnut Creek, 94596
(925) 274-2775◆
(925) 274-5133†

INLAND EMPIRE REGIONAL CENTER
3484 Central Ave.
Riverside, 92506
(951) 276-8865◆†

LONG BEACH REGIONAL CENTER
11 Golden Shore,
6th Floor
Long Beach, 90802
(562) 624-8664◆†

ONTARIO COMMERCIAL BANKING CENTER
3633 Inland Empire Blvd.,
Suite 105
Ontario, 91764
(909) 476-7980†

ORANGE COUNTY REGIONAL CENTER
18111 Von Karman Ave.,
Suite 110
Irvine, 92612
(949) 223-4064◆
(949) 223-4060†

PALO ALTO REGIONAL CENTER
1 Palo Alto Square,
Suite 100
3000 El Camino Real
Palo Alto, 94306
(650) 812-8345◆
(650) 812-8302†

SAN DIEGO REGIONAL CENTER
4275 Executive Square,
Suite 750
La Jolla, 92037
(858) 642-4924◆
(858) 642-4950†

SAN FERNANDO VALLEY REGIONAL CENTER
15260 Ventura Blvd.,
16th Floor
Sherman Oaks, 91403
(818) 382-1516◆†

SAN FRANCISCO REGIONAL CENTER
150 California St.
San Francisco, 94111
(415) 576-3897◆
(415) 576-2521†

SAN JOSE REGIONAL CENTER
1 Alamaden Blvd.
Suite 100
San Jose, 95113
(408) 392-2103◆†

VENTURA COUNTY REGIONAL CENTER
500 Esplanade Dr.,
1st Floor
Oxnard, 93036
(805) 981-2780†

Nevada

LAS VEGAS REGIONAL CENTER
10801 W. Charleston Blvd.
Las Vegas, 89135
(702) 952-5966◆
(702) 952-4446†

NORTHERN NEVADA REGIONAL CENTER
5470 Kietzke Ln.
Reno, 89511
(775) 828-8126◆
(775) 828-8110†

New York

NEW YORK REGIONAL CENTER
400 Park Ave.,
7th Floor
New York, 10022
(917) 322-5200◆†

Branch Locations

California

ALAMEDA COUNTY

Fremont
2201 Walnut Ave.,
Suite 100
Fremont, 94538
(510) 574-1900

Oakland
2101 Webster St.
Oakland, 94612
(510) 287-3140

San Leandro
1100 San Leandro Blvd.,
Suite 100
San Leandro, 94577
(510) 347-3410

CONTRA COSTA COUNTY

Walnut Creek
2001 N. Main St.,
Suite 120
Walnut Creek, 94596
(925) 274-2740

LOS ANGELES COUNTY

Beverly Hills Main
City National Center
400 N. Roxbury Dr.
Beverly Hills, 90210
(310) 888-6000

Beverly Hills / Wilshire
8641 Wilshire Blvd.
Beverly Hills, CA 90211
(310) 855-7940

Brentwood
11675 San Vicente Blvd.
Los Angeles, 90049
(310) 855-7960

Burbank
3500 W. Olive Ave.,
Suite 100
Burbank, 91505
(818) 238-2400

Century City
1800 Century Park East
Los Angeles, 90067
(310) 888-6850

Century City
2029 Century Park East
Los Angeles, 90067
(310) 282-7800

Chatsworth
9400 Topanga Canyon Blvd.
Chatsworth, 91311
(818) 773-4440

City of Commerce
5601 E. Slauson Ave.
City of Commerce, 90040
(323) 838-4000

City of Industry
13191 Crossroads Pkwy. North
City of Industry, 91746
(562) 463-2000

Encino
16133 Ventura Blvd.
Encino, 91436
(818) 905-4100

Glendale
550 N. Brand Blvd.,
Suite 100
Glendale, 91203
(818) 265-5620

Long Beach
6265 E. Second St.
Long Beach, 90803
(562) 936-5800

Long Beach Main
11 Golden Shore
Long Beach, 90802
(562) 624-8600

Los Angeles Airport
6033 W. Century Blvd.
Los Angeles, 90045
(310) 342-4500

Los Angeles - Bunker Hill
355 S. Grand Ave.,
Suite 150
Los Angeles, 90071
(213) 253-4360

Los Angeles - Fairfax
6100 Wilshire Blvd.
Los Angeles, 90048
(323) 634-7200

Los Angeles Main
525 S. Flower St.
Los Angeles, 90071
(213) 673-9900

Los Angeles - Pershing Square
606 S. Olive St.
Los Angeles, 90014
(213) 347-2200

Manhattan Beach
2231 Rosecrans Ave.,
Suite A
El Segundo, CA 90245
(310) 536-4820

Pacific Palisades
1012 Swarthmore Ave.
Pacific Palisades, 90272
(310) 873-5300

Pasadena
89 S. Lake Ave.
Pasadena, 91101
(626) 432-7100

Santa Monica
1620 26th St.
Santa Monica, 90404
(310) 264-2900

Sherman Oaks
15260 Ventura Blvd.
Sherman Oaks, 91403
(818) 382-1400

Studio City
12001 Ventura Pl.
Studio City, 91604
(818) 487-7500

Studio City
12515 Ventura Blvd.
Studio City, 91604
(818) 487-7500

Sun Valley
8012 Vineland Ave.
Sun Valley, 91352
(818) 252-3020

Torrance
3424 Carson St.
Torrance, 90503
(310) 793-5700

Universal City
4605 Lankershim Blvd.
North Hollywood, 91602
(818) 487-1040

Valencia
24200 Magic Mountain Pkwy.,
Suite 140
Valencia, 91355
(661) 291-3160

West Hollywood
9229 Sunset Blvd.
West Hollywood, 90069
(310) 888-6800

West Los Angeles
11500 W. Olympic Blvd.
Los Angeles, 90064
(310) 445-3640

Westwood
10889 Wilshire Blvd.
Los Angeles, 90024
(310) 888-6950

Woodland Hills
21800 Oxnard St.
Woodland Hills, 91367
(818) 227-4300

ORANGE COUNTY

Anaheim
2401 E. Katella Ave.,
Suite 150
Anaheim, 92806
(714) 704-4940

Costa Mesa
611 Anton Blvd.
Costa Mesa, 92626
(714) 966-3700

Irvine
9 Executive Circle
Irvine, 92614
(949) 862-7000

Irvine - Orange County Airport
18111 Von Karman Ave.,
Suite 100
Irvine, 92612
(949) 223-4000

* Corporate Headquarters ◆ Private Client Services † Commercial Banking Services

Irvine - South Orange County
20 Pacifica, Suite 100
Irvine, 92618
(949) 754-1500

La Palma
1 Centerpointe Dr.
La Palma, 90623
(714) 228-7700

Los Alamitos
5252 Katella Ave.
Los Alamitos, 90720
(562) 936-5840

Newport Center
500 Newport Center Dr.,
Suite 150
Newport Beach, 92660
(949) 718-4460

RIVERSIDE COUNTY

Riverside
3484 Central Ave.
Riverside, 92506
(951) 276-8800

SAN BERNARDINO COUNTY

Ontario
3633 Inland Empire Blvd.,
Suite 105
Ontario, 91764
(909) 481-2460

SAN DIEGO COUNTY

Carlsbad
2011 Palomar Airport Rd.,
Suite 100
Carlsbad, 92011
(760) 918-2140

El Cajon
343 East Main Street
El Cajon, 92020
(619) 873-1920

Inland North County
13520 Evening Creek Drive N.,
Suite 100
San Diego, 92128
(858) 875-2030

La Jolla Village[1]
7817 Ivanhoe Avenue,
Suite 100
La Jolla, 92037
(858) 332-1000

Mission Valley
8889 Rio San Diego Drive,
Suite 101
San Diego, 92108
(858) 875-2080

San Diego
501 W. Broadway,
Suite 100
San Diego, 92101
(619) 238-7460

Solana Beach
937 Lomas Santa Fe Drive
Solana Beach, 92075
(858) 509-2700

UTC - La Jolla
4275 Executive Square,
Suite 101
La Jolla, 92037
(858) 642-4900

SAN FRANCISCO COUNTY

San Francisco Main
150 California St.,
Suite 100
San Francisco, 94111
(415) 576-2700

San Francisco - Montgomery St.
100 Montgomery St.,
Suite 100
San Francisco, 94104
(415) 576-2400

San Francisco - 580 California
580 California St.
San Francisco, 94104
(415) 273-2260

SAN MATEO COUNTY

Burlingame
350 Primrose Rd.
Burlingame, 94010
(650) 696-6400

SANTA CLARA COUNTY

Palo Alto
1 Palo Alto Square,
Suite 100
3000 El Camino Real
Palo Alto, 94306
(650) 812-8300

San Jose Airport
224 Airport Parkway
San Jose, 95110
(408) 392-2100

San Jose Main
1 Almaden Blvd.
San Jose, 95113
(408) 392-2150

VENTURA COUNTY

Camarillo[2]
502 N. Las Posas Rd.
Camarillo, 93010
(805) 384-2100

Oxnard
500 Esplanade Dr.
Oxnard, 93036
(805) 981-2700

Ventura
1220 S. Victoria Ave.
Ventura, 93003
(805) 677-4200

Westlake Village
2655 Townsgate Rd.
Westlake Village, 91361
(805) 777-8740

Georgia

Atlanta
3333 Piedmont Road,
Suite 755
Atlanta, 30305
(404) 364-6540

Nevada

CARSON COUNTY

Carson City
1811 E. College Pkwy.
Carson City, 89706
(775) 885-1220

CLARK COUNTY

Cheyenne
4310 W. Cheyenne Ave.
North Las Vegas, 89032
(702) 968-3040

Green Valley
8475 South Eastern Ave.
Las Vegas, 89123
(702) 921-2100

North Summerlin
8531 W. Lake Mead Blvd.
Las Vegas, 89128
(702) 228-0531

Summerlin Centre
10801 W. Charleston Blvd.
Las Vegas, 89135
(702) 952-5900

Tropicana
2320 E. Tropicana Ave.
Las Vegas, 89119
(702) 968-2350

Twain
6085 W. Twain Ave.
Las Vegas, 89103
(702) 948-1960

DOUGLAS COUNTY

Minden
1647 Highway 395
Minden, 89423
(775) 783-7000

WASHOE COUNTY

Reno
5470 Kietzke Ln.,
Suite 100
Reno, 89511
(775) 828-8090

New York

New York
400 Park Ave.,
20th Floor
New York, 10022
(917) 322-5200

Times Square
120 West 45th Street,
16th Floor
New York, 10036
(212) 597-0100

Tennessee

Nashville
54 Music Square East,
Suite 100
Nashville, 37203
(615) 782-5600

[1] New location, effective August 3, 2012: 800 Silverado Street, La Jolla, 92037.

[2] New location, effective June 22, 2012: 1100 Flynn Road, Suite 100, Camarillo 93012. .

City National Corporation
City National Plaza
555 South Flower Street
Los Angeles, California 90071

On the cover: City National's new San Jose Regional Center in the heart of downtown San Jose – America's 10th largest city. City National has grown steadily in the Bay Area since opening its first office in San Francisco in 2000. Today, the company circles the Bay with 11 offices – three in San Francisco, two in San Jose and one each in Burlingame, Palo Alto, Fremont, San Leandro, Oakland and Walnut Creek. Three more offices will be opening there in 2012.


CITY NATIONAL BANK
The way up.


EQUAL HOUSING
LENDER

Member FDIC

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©2012 City National Corporation